NO ACT

P.E. 01/03/2016



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



15008674

DIVISION OF
CORPORATION FINANCE

January 13, 2016

Jim Berklas
Barnes Group Inc.
jberklas@bginc.com

Act: 1934
Section:
Rule: 14a-8 (OOS)
Public
Availability: 1-13-16

Re: Barnes Group Inc.
Incoming letter received January 3, 2016

Dear Mr. Berklas:

This is in response to your letter received on January 3, 2016 concerning the shareholder proposal submitted to Barnes Group by Jonathan Kalodimos. We also have received a letter from the proponent dated January 8, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Jonathan Kalodimos

*** FISMA & OMB Memorandum M-07-16 ***

January 13, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Barnes Group Inc.
Incoming letter received January 3, 2016

The proposal asks the board to adopt and issue a general payout policy that gives preference to share repurchases (relative to cash dividends) as a method to return capital to shareholders.

We are unable to concur in your view that Barnes Group may exclude the proposal under rule 14a-8(i)(13). Accordingly, we do not believe that Barnes Group may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(13).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

1/8/2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Barnes Group Inc. — Stockholder Proposal of Jonathan Kalodimos — Securities Exchange Act of 1934 — Rule 14a-8

Ladies and Gentlemen:

This correspondence is in response to the letter sent by Jim Berklas on behalf of Barnes Group Inc. (the "Company") on 1/3/2016 requesting that your office of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend any enforcement action if the Company omits the shareholder proposal (the "Proposal") submitted by Jonathan Kalodimos, PhD from its 2016 proxy solicitation materials for its 2016 annual meeting.

The Company believes that the Proposal may be properly omitted from its proxy solicitation materials for its 2016 annual meeting under Rule 14a-8(i)(13) because the Proposal relates to specific amounts of dividends. I assert that the Company has read considerably past the plain language interpretation of the Proposal in order to concoct a straw man, and the Proposal should not be excludable pursuant to Rule 14a-8.

The Proposal is as follows:

> "*Resolved:* Shareholders of Barnes Group Inc. ask the board of directors to adopt and issue a general payout policy that gives preference to share repurchases (relative to cash dividends) as a method to return capital to shareholders. If a general payout policy currently exists, we ask that it be amended appropriately."

Exclusion under Rule 14a-8(i)(13)

The Proposal asks the Company to adopt and issue a policy that gives preference to one thing relative to another. According to Black's Law Dictionary (Abridged Eighth Edition) "preference" is "The act of favoring one person or thing over another; the person or thing so favored."[1] The Company has read past this plain language definition of "preference" and instead characterizes the Proposal as "the Proposal, if implemented, would set a specific amount for cash dividends — zero — because the Proposal leaves no room for the board to exercise discretion" and continues on to describe the Proposal as "it is clear that upon the Proposal's implementation, under no circumstances could the Company pay any cash dividends" (both excerpts from page 3, paragraph 2).

[1] It could be argued that Black's Law Dictionary (Abridged Eighth Edition) does not characterize the understanding of the word "preference" by the general investing public. A Google search of "definition of preference" results in Google providing the definition "a greater liking for one alternative over another or others." This definition is substantially similar to Black's Law Dictionary (Abridged Eighth Edition).

Making explicit the Company's mischaracterization of the Proposal is important. The act of favoring one thing relative to another (i.e. the definition of preference) does not create a mechanical link between those two things. In other words, having preference for one thing does not require a wholesale cessation of the other thing not having preference. The Company uses its mischaracterization to argue that the Proposal would require a specific amount of dividends, namely zero. I argue that the Company is reading past the plain language of the Proposal in order to develop a specific amount of acceptable dividends under a general payout policy that gives preference to share repurchases (relative to cash dividends) so the Company can in turn misattribute that specific amount of acceptable dividends to the Proposal.

I would further note, that the act of favoring one thing relative to another (which is the plain language definition of preference) does not create a mechanical link between share repurchases and cash dividends, and as such, does not propose a specific amount, range, or de facto equation. To illustrate by way of example, I have a preference for hiking in the forest (relative to writing in my office). Despite having a preference for hiking in the forest, I spend considerably more time writing in my office than hiking in the forest; preferring to hike in the forest does not dictate the amount of time I spend writing in my office.[2] I evidence my preference for hiking in the forest (relative to writing in my office) by, after weighing the costs and benefits of each option, if I deem the two equivalent then I choose to go hiking in the forest.[3] Once again, I reiterate that I strongly disagree that the Proposal is excludable under Rule 14a-8(i)(13) because the Proposal does not seek a mechanical link between share repurchases and cash dividends and thus does not propose a specific amount, range, or de facto equation.

Conclusion

In conclusion, the Company believes it can appropriately exclude my Proposal under Rule 14a-8(i)(13) because the Proposal relates to specific amounts of dividends. This response has systematically addressed this basis for exclusion and explained why I believe it would be inappropriate for the Company to omit the Proposal under this exclusion.

---

[2] By the Company's argument I should spend zero time writing in my office.

[3] If someone observes that I spend more time writing in my office than hiking in the forest and questions my preference for hiking in the forest, I could explain the facts and circumstances I face and explain how in light of those facts and circumstances my decisions are internally consistent with my preference for hiking in the forest.



Jim Berklas
Senior Vice President,
General Counsel and Secretary

123 MAIN STREET
BRISTOL, CT 06010-6307

T: 860.973.2153
F: 860.585.5396
JBerklas@BGInc.com

January 3, 2015

BY ELECTRONIC MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Barnes Group Inc.*
Stockholder Proposal of Jonathan Kalodimos
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Barnes Group Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Stockholders (collectively, the "2016 Proxy Materials"), a stockholder proposal (the "Proposal") and statements in support thereof received from Jonathan Kalodimos (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> *Resolved*: Shareholders of Barnes Group Inc. ask the board of directors to adopt and issue a general payout policy that gives preference to share repurchases (relative to cash dividends) as a method to return capital to shareholders. If a general payout policy currently exists, we ask that it be amended appropriately.

A copy of the Proposal, the Proponent's cover letter and the related supporting statement are attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby request that the Staff concur in our view that the Proposal properly may be excluded from the 2016 Proxy Materials pursuant to Rule l4a-8(i)(13) because the Proposal relates to a specific amount of dividends.

ANALYSIS

The Proposal May be Excluded Under Rule 14a-8(i)(13) Because The Proposal Relates To A Specific Amount of Dividends.

The Company may exclude the Proposal under Rule 14a-8(i)(13), which permits the exclusion of stockholder proposals that concern "specific amounts of cash or stock dividends." The Staff has consistently interpreted this rule in a broad manner, permitting the exclusion of stockholder proposals that would set minimum amounts or ranges of dividends, including proposals that seek to eliminate or have the practical effect of eliminating dividend payments. For example, in *Honeywell International, Inc.* (avail. Sept. 28, 2001), the proposal requested that the board "buyback its shares . . . rather than payout dividends." The Staff concurred in exclusion under Rule 14a-8(i)(13) where the company argued that the proposal, if implemented, "in effect[] would reduce [the company's] current cash dividend to zero and eliminate the [c]ompany's future cash dividends." *See also Minnesota Mining & Manufacturing Co.* (avail. Mar. 6, 2001) (concurring in the exclusion under Rule 14a-8(i)(13) of a proposal to eliminate cash dividends and use the earnings for expansion and share repurchases as relating to a specific amount of cash dividends); *Ford Motor Co.* (avail. Jan. 24, 2001) and *AT&T Corp.* (avail. Jan. 2, 2001) (concurring in the exclusion under Rule 14a-8(i)(13) of a substantially identical proposal as in *Honeywell*). Indeed, the Staff has a long-standing position of concurring in exclusion of proposals that seek to eliminate all cash dividends in a given year. *See National Mine Service Co.* (avail. Sept. 3, 1981) (Staff stating that "since the proposal seeks the ceasation [sic] of all dividend distributions for fiscal year 1982, it is our view that it is excludable under [Rule 14a-8(i)(13)] as a proposal relating to 'specific amounts of cash or stock dividends'").

In addition, the Staff has concurred in exclusion under Rule 14a-8(i)(13) even if the proposal contemplated, but did not explicitly state, that implementation of the proposal would mean that no cash dividends would be distributed. For example, in *Eastman Chemical Co.* (avail. Mar. 8, 2000), the proposal directed the board to "investigate the feasibility of, and if found feasible, implement, stock dividends approximating the value of the present cash dividend being paid." The company argued that although not explicitly stated in the proposal, it was clear that upon the proposal's implementation, no cash dividend would be paid, and the Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(13). *Cf. General Electric Co.* (avail. Dec. 21, 2010) (concurring in the exclusion under Rule 14a-8(i)(13) of a proposal that requested the board "to authorize a special dividend payment of or near stated amount principally in lieu of GE repurchasing its stock).

As with the proposals at issue in the precedent cited above, the Proposal is also excludable because it relates to a specific amount of dividends. In requiring that the board "give[] preference to share repurchases," the Proposal, if implemented, would set a specific amount for cash dividends—zero—because the Proposal leaves no room for the board to exercise discretion. Rather, under the Proposal, the board must always prefer share repurchases to dividends when returning capital to stockholders. As in *Eastman Chemical*, it is clear that upon the Proposal's implementation, under no circumstances could the Company pay any cash dividends. Therefore, the Proposal relates to a specific and quantifiable amount of cash dividends and may be excluded under Rule 14a-8(i)(13).

We are aware that in *Exxon Mobil Corp.* (avail. Mar. 19, 2007), the Staff did not concur with the exclusion of a proposal requesting that the board "consider, in times of above average free cash flow, providing a more equal ratio of the dollars paid to repurchase stock relative to the dollars paid in dividends." However, we believe that the Proposal is materially and substantively different from the proposal in *Exxon*. In the case of *Exxon*, the proposal requested only that the board *consider* adjusting the level of stock repurchases relative to cash dividends and only under particular circumstances (times of above average free cash flow). In other words, the board in *Exxon* retained the ultimate discretion on how to implement dividend policy. For example, after consideration, the board could continue with its past practices with respect to capital allocation. In the present instance, by contrast, the Proposal gives the board no discretion—it must always prefer share repurchases to cash dividends. In this way, the Proposal is analogous to the proposals in *Honeywell*, *Ford Motor* and *AT&T* in that the Proposal effectively would reduce the Company's cash dividend to zero.

Each year, the Company has a finite amount of capital that can be allocated to stock repurchases or cash dividends. However, the aggregate value of shares eligible to be repurchased is so large—effectively equal to the number of outstanding shares of the Company's common stock—that, in practice, the Company never could "prefer" a buyback and have any remaining capital to pay cash dividends. Moreover, taking the Proposal to its logical limit, the Company would be forced to repurchase shares until no outstanding shares remained, at which point there would be no stockholders to whom dividends could be paid. Thus, the Proposal's request to give preference to share repurchases in returning capital to stockholders in effect would mean that, under the terms of the Proposal, the Company necessarily would always be required to repurchase shares in lieu of paying dividends.

Therefore, in accordance with the precedent discussed above, we believe the Proposal is excludable under Rule 14a-8(i)(13).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials pursuant to Rule 14a-8(i)(13).

If we can be of any further assistance in this matter, please contact the undersigned.

Sincerely,



Jim Berklas

Enclosures

cc: Jonathan Kalodimos

Exhibit A

Cover letter and proposal

10/23/2015

Corporate Secretary
Barnes Group Inc.
123 Main Street
Bristol, CT 06010

RECEIVED
OCT 26 2015
JAMES BERKLAS

Corporate Secretary-

I am submitting a shareholder proposal in accordance with Rule 14a-8 to be voted upon at the next annual meeting of shareholders. As part of this submission I have included the proposal to appear in the next definitive proxy statement as well as a letter of ownership from TD Ameritrade confirming that I have continuously held a sufficient number of shares for more than one year to qualify for a proposal to be placed on the definitive proxy statement. I also hereby give notice that I intend to hold the aforementioned shares until after the date of the next annual meeting of shareholders and intend to have the proposal properly presented at the meeting.

If for any reason you need further information from me or would like to discuss my proposal, please contact me using the following information.

Jonathan Kalodimos, PhD

FISMA & OMB Memorandum M-07-16

Sincerely,

Jonathan Kalodimos, PhD

Resolved: Shareholders of Barnes Group Inc. ask the board of directors to adopt and issue a general payout policy that gives preference to share repurchases (relative to cash dividends) as a method to return capital to shareholders. If a general payout policy currently exists, we ask that it be amended appropriately.

Supporting statement: Share repurchases as a method to return capital to shareholders have distinct advantages relative to dividends. Share repurchases should be preferred for the following reasons:

1) Financial flexibility. Four professors from Duke University and Cornell University studied executives' decisions to pay dividends or make repurchases by surveying hundreds of executives of public companies. They found that "maintaining the dividend level is on par with investment decisions, while repurchases are made out of the residual cash flow after investment spending."[1] Further, in follow up interviews as part of the study, executives "state[d] that they would pass up some positive net present value (NPV) investment projects before cutting dividends." The creation of long-term value is of paramount importance; I believe that repurchases have the distinct advantage that they do not create an incentive to forgo long-term value enhancing projects in order to preserve a historic dividend level.
2) Tax efficiency. Share repurchases have been described in the Wall Street Journal[2] as "akin to dividends, but without the tax bite for shareholders." The distribution of a dividend may automatically trigger a tax liability for some shareholders. The repurchase of shares does not necessarily trigger that automatic tax liability and therefore gives a shareholder the flexibility to choose when the tax liability is incurred. Shareholders who desire cash flow can choose to sell shares and pay taxes as appropriate. (This proposal does not constitute tax advice.)
3) Market acceptance. Some may believe that slowing the growth rate or reducing the level of dividends would result in a negative stock market reaction. However, a study published in the Journal of Finance finds that the market response to cutting dividends by companies that were also share repurchasers was not statistically distinguishable from zero.[3] I believe this study provides evidence that there is market acceptance that repurchases are valid substitutes for dividends.

Some may worry that share repurchases could be used to prop up metrics that factor into the compensation of executives. I believe that any such concern should not interfere with the choice of optimal payout mechanism because compensation packages can be designed such that metrics are adjusted to account for share repurchases.

[1]http://www.sciencedirect.com/science/article/pii/S0304405X05000528
[2]http://www.wsj.com/articles/companies-stock-buybacks-help-buoy-the-market-1410823441
[3]http://www.afajof.org/details/journalArticle/2893861/Dividends-Share-Repurchases-and-the-Substitutio n-Hypothesis.html

In summary, I strongly believe that adopting a general payout policy that gives preference to share repurchases would enhance long-term value creation. I urge shareholders to vote FOR this proposal.



10/20/2015

Jonathan Kalodimos

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB Memorandum M-07-16***

Dear Jonathan Kalodimos,

Thank you for allowing me to assist you today. This letter is to confirm that as of the date of this letter, Jonathan Kalodimos has held continuously for at least one year, 80 shares of Barnes Group Inc. common stock in his account ending in ***FISMA & OMB Memorandum M-07-16*** at TD Ameritrade. The DTC clearinghouse number for TD Ameritrade is 0188.

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Sincerely,

Brandon Schifferdecker
Resource Specialist
TD Ameritrade

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